The Completion of Merger

On March 15, 2016, POSCO completed to acquire and merge POSHIMETAL Co., Ltd., one of the subsidiaries into POSCO. The type of merger is a “small scale merger”, which is based on the Article 527-3 of the Commercial Law(Korea).

The information in detail is as follows :

Effect on Management	The merger ratio is 1:0, and POSCO didn’t issue new shares. The status of largest shareholder of POSCO stays the same. On the completion of merger, POSCO remained as a surviving company.

Other information for investors
By the Article 527-3 of the Commercial Law(Korea), in the
case of small scale merger, appraisal right by stockholders of
POSCO was not applicable.
By the Article 527-4 of the Commercial Law(Korea), this merger might be canceled if more than 20% stockholders of surviving company notice objection on merger in writing within two weeks from merger announcement day. However, the event didn’t happen.
The merger was approved by the Board of Directors on January 28,
2016.

<Timeline of POSCO>

Resolution on merger decision(The Board of Directors)	December 11, 2015

Notice of Closing of the Shareholders Registry	December 15, 2015

Conclusion of a contract	December 23, 2015

Record date for Closing of the Shareholders Registry	December 31, 2015

Period for Closing of the Shareholders Registry	January 1, 2016 ~ January 15, 2016

Merger announcement	January 4, 2016

Period for Receiving Shareholders’ Objection on merger	January 4, 2016 ~ January 18, 2016

Resolution on merger approval(The Board of Directors)	January 28, 2016

Notice of Receiving Creditors’ Objection on merger	January 29, 2016

*Period for Receiving Creditors’ Objection on merger	January 30, 2016 ~ February 29, 2016

Date of merger	March 1, 2016

Notice of completion of merger	March 11, 2016

Registration of merger	March 15, 2016

• No creditors submitted objection on merger.